

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 15, 2008

John Lapham, Esq
Senior Vice President and General Counsel
Getty Images, Inc.
601 N. 34th Street
Seattle, WA 98103

> **RE: Getty Images, Inc.**
> **Schedule 13E-3**
> **File No. 005-53603**
> **Schedule 14A**
> **File No. 001-31516**
> **Filed May 8, 2008**

Dear Mr. Lapham:

We have reviewed the above filings and your response letter dated May 8, 2008 and have the following comments. Please revise the Schedule 13E-3 and preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Questions and Answers About the Merger and Special Meeting, page 8

1. We note your response to our prior comment 13. Please revise the additional disclosure on page 69 to clarify that "the aggregate option consideration with respect to such grant" referenced in subsection (i) is the amount previously referenced in the paragraph equal to the excess of (a) the merger consideration

over (b) the exercise price payable in respect of such share of the company's common stock issuable under such stock option.

Reasons for the Merger, page 35

2. We note your response to our prior comment 21. Please disclose the basis for the board of directors' belief that the company's value should be derived from cash flows generated from its continuing operations, rather than from the value of its assets that might be realized in a liquidation.

3. We note your response to our prior comment 22. Given that the Goldman Sachs' opinion addressed fairness with respect to a group of security holders that included affiliated security holders, please explain why filing persons believed the opinion supported their determination that the transaction is fair to unaffiliated security holders.

Illustrative Discounted Cash Flow Analysis, page 43

4. We note your response to our prior comment 31. Please also include the industry averages previously requested.

Illustrative Leveraged Buyout Analysis, page 44

5. We note your response to our prior comment 32. Please clarify how the average LTM EBITDA multiples provided resulted in the 4.5x to 7.5x LTM EBITDA exit multiple range used by Goldman Sachs.

Litigation Related to the Merger, page 76

6. We note your additional disclosure. Please disclose the nature of the stay with respect to the Lopez Action.

Important Information Regarding Parent, Merger Sub and The H&F Filing Persons, page 125

7. Please revise the disclosure regarding Mr. Duckett's five year employment history to clarify, if true, that he worked at ICG Inc. immediately prior to joining Hellman & Friedman and indicate how long he worked at ICG Inc.

* * * * *

Please respond to these comments by filing a revised preliminary proxy statement and Schedule 13E-3 as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Please contact Jessica Plowgian at (202) 551-3367 or me at (202) 551-3345 with any other questions.

Sincerely,

/s

Michael Pressman
Special Counsel

cc: Craig W. Adas, Esq
        Weil Gotshal & Manges LLP
        Via Facsimile: (650) 802-3100

        Sarah K. Solum, Esq
        Davis Polk & Wardwell
        Via Facsimile: (650) 752-3611

        Brian M. Stadler, Esq
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502